UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 April 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT N.V. - Buyback of ordinary shares, 19 April 2006

TNT’s contingent tax liability reduces significantly, 20 April 2006

TNT N.V. – Completion share buyback program, 20 April 2006

TNT’s Annual General Meeting of Shareholders adopts dividend for 2005, 20 April 2006

19 April 2006

TNT N.V. Buyback of ordinary shares

Amsterdam, April 19, 2006 - Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On April 18, 2006, it purchased 210,000 TNT N.V. ordinary shares at an average price of euro 28.3209 per share.

It is TNT's intention to cancel the repurchased shares.

-ENDS-

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the c! ompany reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

20 April 2006

TNT’s contingent tax liability reduces significantly

Amsterdam, 20 April 2006 - TNT N.V. today announced that as a result of further negotiations with various tax authorities, the estimated realistic range of its contingent tax liability has reduced from between €150 million and €550 million, as disclosed in TNT's annual report for 2005, to between €100 million and €250 million. This range includes potential penalties and interest. Our tax positions have been and are supported by strong specialist external advice.

In connection with the further negotiations mentioned above, TNT expects to take an additional tax charge in the second quarter of 2006 that is not expected to be significant to the Group.

As previously disclosed: "Although we believe that the estimates and assumptions supporting our assessments are reasonable and are supported by external advice, our ultimate liability in connection with ! these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.".

- Ends -

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, analyses, estimates, assessments, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our results or financial position and the results and the timing of our tax investigations and our discussions or disagreements with tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after ! the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nation! s Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

20 April 2006

TNT N.V. - Completion share buyback program

Amsterdam, April 20, 2006 - Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- on April 19, 2006, it purchased 360,297 TNT N.V. ordinary shares at an average price of euro 28.8627 per share,

- during the period from December 6, 2005 until and including April 19, 2006, it purchased 36,791,922 TNT N.V. ordinary shares at an average price of euro 27.1799 per share,

- as the total amount of the share buyback until and including April 19, 2006 therefore amounts to the announced euro 1 billion, the share buyback has been completed, and

- it is TNT's intention to cancel the repurchased shares.

-ENDS-

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

20 April 2006

TNT's Annual General Meeting of Shareholders adopts dividend for 2005

As per the closure of the Annual General Meeting of Shareholders of TNT N.V. (AGM), Mr. C.H. van Dalen, Chief Financial Officer, was appointed as member of the Board of Management by the Supervisory Board
Mr. R.W.H. Stomberg and Mr. J.M.T. Cochrane were re-appointed as members of the Supervisory Board
Mr. R. King from Hong Kong was appointed as a new member of the Supervisory Board Reduction of issued capital through cancellation of 36,221,625 ordinary shares Authorization for the Board of Management to buy back shares to a maximum of 10% of the issued capital extended
AGM granted extension of the authority of the Board of Management to issue shares

Amsterdam, 20 April 2006 - TNT N.V. announced today that the Annual General Meeting of Shareholders (AGM) adopted the determination of the dividend over 2005 at € 0.63 per ordinary share, duly noting that € 0.22 per ordinary share had already been paid as an interim dividend. An amount of € 0.41 per ordinary share therefore remains, which was decided to be made payable as a final dividend on 28 April 2006.

As per the closure of the AGM, Mr. C.H. van Dalen, Chief Financial Officer, was appointed as a member of the Board of Management by the Supervisory Board. The AGM re-appointed Mr. R.W.H. Stomberg and Mr. J.M.T. Cochrane as members of the Supervisory Board. The AGM appointed Mr. R. King as a new member of the Supervisory Board. Mr. King, a Chinese-American, is a very seasoned international businessman with over 30 years experience in Asia and the USA. His knowledge, Asian background and especially his experience in China will be of great value to TNT.

The AGM decided upon the reduction of the issued capital through cancellation of 36,221,625 ordinary shares (98.4% of the announced €1.0 billion of the share buy back commenced on 6 December 2005, the day TNT N.V. announced its intention to return capital to its shareholders by repurchasing ordinary shares). Furthermore, the Board of Management received authorization to buy back shares to a maximum of 10% of the issued share capital. The AGM also granted extension of the authority of the Board of Management to issue shares until 20 October 2007.

- Ends -

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 21 April 2006